

June 24, 2011

<u>Via Facsimile</u>
Ms. Peggy Schaefer
Treasurer
BOL Bancshares, Inc.
300 St. Charles Avenue
New Orleans, LA 70130

> **Re: BOL Bancshares, Inc.**
> **Form 10-K**
> **Filed March 31, 2011**
> **Form 10-Q**
> **Filed May 16, 2011**
> **File No. 000-16934**

Dear Ms. Schaefer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2010 Form 10-K</u>

<u>Banking Products and Services, page 4</u>

1. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

Legal Proceedings, page 7

2. You disclose that the specific legal actions disclosed could result in significant exposure to the Bank. However, in the discussion of the three specific actions, it appears that the actions have been settled or that you have little or no exposure. Please clarify this disclosure in future filings to provide consistent information. To the extent your exposure is significant, please disclose the amount or range of reasonably possible losses in addition to any loss contingency recognized.

Provision for Loan Losses, page 16

3. Please revise future filings to comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. For example, provide an analysis of each component of your allowance for loan losses (general, specific, unallocated, etc.) detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio.

Non-performing Assets, page 20

4. You disclose total nonaccrual loans were $2,276,000 and total impaired loans with a specific allowance were $5,072,000 at December 31, 2010. Please tell us in detail and revise future filings to clearly explain the relationship between loans classified as nonaccrual and impaired. Specifically discuss why certain individually impaired loans with an allowance are not placed on nonaccrual status.

Note A Summary of Significant Accounting Policies

Allowance for Loan Losses, page 43

5. We note your disclosure here and at various other points in the filing that discusses your allowance for loans losses in terms of possible or potential losses. This appears inconsistent with your policy disclosed under Critical Accounting Policies on page 4 that "the allowance is an amount that management believes will cover known and inherent losses in the loan portfolio." Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm to us that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 4. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

6. Please revise future filings to provide a more robust and detailed discussion of the methodologies you use to estimate the allowance for loan losses. Please separately discuss your methodologies related to loans individually evaluated for impairment under ASC 310-10-35 resulting in allocated specific allowances and those collectively evaluated for impairment under ASC 450-20 and how you consider existing economic conditions in estimating inherent loan losses.

7. You disclose that you use prior loss experience in your estimation of the allowance for loan loss methodology. Please revise future filings to specify, by portfolio segment, how many years of historical losses (i.e. charge-offs) you use to estimate your allowance for loan losses. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

8. Please revise future filings to clarify your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

9. Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Note C Loans, page 47

10. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

11. It appears from your disclosure in this footnote that you have aggregated all of your real estate loans as an individual portfolio segment and class of financing receivable. We note that ASU 2010-20 indicates that classes of financing receivables should be determined based on the risk characteristics of the financing receivables. Considering that real estate loans represent over 80% of your total portfolio and the significant difference in credit risk of residential 1-4 family loans, commercial loans, and construction loans, please tell us how you determined that your real estate segment should not be disaggregated into additional classes or revise future filings to disaggregate your real estate segment as appropriate.

12. Please revise future filings to disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

13. Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

14. Please revise future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which an appraisal performed within the past 12 months serves as the primary basis of your valuation.

15. You disclose that impaired loans, or portions thereof, are charged off when deemed uncollectible. Please revise future fillings to address the following:

    a. Please discuss the triggering events or other facts and circumstances that impact you conclusion that a loan or portion of a loan is uncollectible and should be charged-off as compared to recording a specific reserve.

    b. Please revise to disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off.

    c. Please revise to clearly describe how partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends.

Note F Income Taxes, page 51

16. We note your disclosure on page 11 regarding the income tax benefit recorded in 2010. Considering the significant impact of these items on your net income, please tell us in detail and revise future filings to more clearly explain the nature of and to quantify each item which resulted in an income tax benefit. Also explain whether these items are recurring and how they will impact future financial results.

Item 8A(T) Controls and Procedures, page 70

17. We note your disclosure that you evaluated your disclosure controls and procedures as of a date within 90 days of the filing date of your report. Item 307 of Regulation S-K requires you to disclose your conclusions as of the end of the period covered by your report. Considering this guidance, if your conclusion is different, please amend your Form 10-K accordingly. If your conclusion is not different, please revise future filings to disclose your conclusion as of the end of the period covered by your report

<u>March 31, 2011 Form 10-Q</u>

    18. Please revise future filings to disclose the information required by ASC 270-10-50-1(p).

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

                         Sincerely,

                         /s/ Amit Pande

                         Amit Pande
                         Accounting Branch Chief